

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 19, 2017

Wendel Santos
Chief Executive Officer
Glocorp Inc.
100.3.037, 129 Offices
Block J, Jaya One
No. 72A, Jalan Universiti
46200 Petaling Jaya
Selangor, Malaysia

  Re: **Glocorp Inc.**
    Amendment No. 2 to Registration Statement on Form S-1
    Filed July 7, 2017
    File No. 333-212611

Dear Mr. Santos:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1. Please revise the legality opinion to opine as to whether the shares being offered by the selling shareholders <u>are</u> legally issued, fully paid and non-assessable. Revise also to provide this opinion under the laws of the State of Nevada, instead of Delaware. For guidance, consider Section II.B.2.h of Staff Legal Bulletin No. 19.

  You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Jason Ye, Esq.
        Ortoli Rosenstadt LLP